Annual Report

Cover Page

Name of issuer:

Humphry Slocombe Group, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 12/28/2008

Physical address of issuer:

2790A Harrison Street
San Francisco CA 94110

Website of issuer:

http://humphryslocombe.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

16

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,645,524.66	$1,779,650.30
Cash & Cash Equivalents:	$46,078.53	$25,290.43
Accounts Receivable:	$63,603.61	$75,321.52
Short-term Debt:	$618,785.49	$414,632.79
Long-term Debt:	$578,853.57	$203,468.72
Revenues/Sales:	$4,795,087.79	$4,008,176.00
Cost of Goods Sold:	$2,388,105.30	$1,799,497.00
Taxes Paid:	$0.00	$0.00
Net Income:	($876,868.19)	($712,951.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Humphry Slocombe Group, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Hanson Li	Investment	Salt Partners	2014
Jina Osumi	Ice Cream	Humphry Slocombe Group	2015
Tiffany Yam	Investment	Salt Partners Group, LLC	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Hanson Li	CFO	2014
Hanson Li	Secretary	2014
Aaron French	Head of Operations	2018
Jina Osumi	CEO	2015
Jina Osumi	President	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Salt Partners HS LLC	85000.0 Common Units	54.22

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are opening 2 new retail shops in in the Bay Area and there is no guarantee that they will be as successful as our existing stores.

This is a seasonal business - we typically experience negative cash flow during the winter and positive cash flow during the summer.

Wholesale growth depends on getting key accounts during their reset period, which happens once a year. If we don't get into an account, we have to wait until the next year to reapply.

Food safety risk - mitigated by using co-packers for some flavors, testing product, regulation inspections.

The market for ultra premium ice cream is still relatively new. Customers are not necessarily ready to pay more for ice cream.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Hanson Li is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	127147	127147	Yes
Series Seed	26563	26563	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	15072

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Wholefoods Market Services, Inc.
Issue date	09/01/17
Amount	$25,185.00
Outstanding principal plus interest	$15,849.00 as of 12/31/18
Interest rate	5.0% per annum
Current with payments	Yes

Whole Foods Market Local Producer Loan

Loan

Lender	B-side
Issue date	01/07/19
Amount	$50,000.00
Outstanding principal plus interest	$54,000.00 as of 01/01/20
Interest rate	8.0% per annum
Maturity date	01/01/21
Current with payments	Yes

Loan

Lender	Kabbage
Issue date	08/26/19
Amount	$100,000.00
Outstanding principal plus interest	$74,624.98 as of 12/31/19
Interest rate	16.5% per annum
Maturity date	09/16/20
Current with payments	Yes

Kabbage Loan

Loan

Lender	B-side
Issue date	11/08/19
Amount	$50,000.00
Outstanding principal plus interest	$54,000.00 as of 11/08/20
Interest rate	8.0% per annum
Maturity date	11/08/20

Loan

Lender	Square
Issue date	12/09/19
Amount	$55,537.00
Outstanding principal plus interest	$60,054.12 as of 05/18/20
Interest rate	11.25% per annum
Current with payments	Yes

Square loan on Berkeley store

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2016	Other	Convertible Note	$865,034	General operations
7/2017	Other	Series Seed Preferred	$985,000	General operations
1/2019	Other	Series Seed	$118,000	General operations
4/2019	Other	Series Seed	$45,000	General operations
1/2020	Other	Series Seed	$100,001	General operations
1/2020	Regulation Crowdfunding	Priced Round	$280,876	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jina Osumi
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/08/18
Outstanding principal plus interest	$50,000.00 as of 08/07/19
Interest rate	8.0% per annum
Maturity date	12/31/18
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Jina Osumi
Amount Invested	$76,000.00
Transaction type	Loan
Issue date	07/01/19
Interest rate	8.0% per annum
Maturity date	07/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Salt Partners
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	06/01/19
Outstanding principal plus interest	$108,000.00 as of 05/18/20
Interest rate	8.0% per annum
Maturity date	06/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're an 11 year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become four, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best ingredients possible and make all of our ice cream locally in California.

Milestones

Humphry Slocombe Group, LLC was incorporated in the State of California in December 2008.

Since then, we have:

- Pint shipments at 105% growth (CAGR) from 2016 to 2018.

- Four scoop shops in CA.

- Sold in 568+ grocery stores across 12 states, adding 41 every quarter.

- Named "Top 5 Ice Cream in America" by the Food Network.

- Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.

- Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).

- Whole Foods Market 2018 NorCal Supplier of the Year

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $4,795,087.79 compared to the year ended December 31, 2018, when the Company had revenues of $4,008,176. Our gross margin was 50.2% in fiscal year 2019, compared to 55.1% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,645,524.66, including $46,078.53 in cash. As of December 31, 2018, the Company had $1,779,650.30 in total assets, including $25,290.43 in cash.

- *Net Loss.* The Company has had net losses of $876,868.19 and net losses of $712,951 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,197,639.06 for the fiscal year ended December 31, 2019 and $618,101.51 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $667,359 in debt, $1,248,001 in equity, and $865,034 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Humphry Slocombe Group, LLC cash in hand is $480,662, as of May 2020. Over the last three months of Q4 2019, revenues have averaged $312,476/month, cost of goods sold has averaged $127,934/month, and operational expenses have averaged $270,303/month, for an average burn rate of $85,761 per month. Our intent was to be profitable in 18 months.

COVID 19 hit at the end of Q1 2020, which significantly impacted our business. We had to lay off the majority of our staff in retail, events, and production and are currently running on a skeleton crew. By acting early, we were able to maintain cash flow and continue to keep the lights on across all our channels, including our retail stores. They have been open the entire time for take out and delivery.

Retail will be 75% down as we have seen this consistently over the past 2 months. Wholesale will be consistent to our original projection. There will be little to no Events revenue this year.

We have a licensing deal with Oceania Cruises that generates $120,000 per year for 2 years. This deal will probably be delayed due to the impace of COVID on the hospitality industry, and specifically on cruiselines.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.humphryslocombe.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Aaron French
- Hanson Li
- Jina Osumi
- Tiffany Yam

Appendix E: Supporting Documents

- Third_Amended_and_Restated_Operating_Agreement_of_HS_Group_LLC__July_2017_-1.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Humphry Slocombe Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Aaron French
- Hanson Li

Jina Osumi

Tiffany Yam

Appendix E: Supporting Documents

Third_Amended_and_Restated_Operating_Agreement_of_HS_Group_LLC__July_2017_-1.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Humphry Slocombe Group, LLC

By

Jina Osumi

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Hanson Li

Managing Partner

5/22/2020

Jina Osumi

CEO

5/22/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.